July 31, 2013

Pamela Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:                         Prospect Global Resources Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed July 5, 2013

File No. 001-35590

Dear Ms. Long:

In response to your letter to me dated July 24, 2013, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory M. Dangler
Gregory M. Dangler
Interim Chief Financial Officer

1401 17th St Suite 1550   Denver, Colorado 80202

303-990-8444 o   303-990-8440 f

www.prospectgri.com